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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2010	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.
(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5
(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐ Assigned File No.	No	☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766) and North American Palladium's registration statements on Form F-10 (File Nos. 333-158082 and 333-164512).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
Date: May 11, 2010
	By:	/s/ TRENT MELL Trent C.A. Mell Vice President, Corporate Development, General Counsel & Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Q1 2010 MD&A
2	Q1 2010 Financial Statements
3	News Release — "North American Palladium Announces First Quarter 2010 Results"

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SIGNATURES
EXHIBIT INDEX